FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Launching	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A., pursuant to the provisions of article 82 of the Securities Market Act, hereby notifies the following

RELEVANT EVENT

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) has approved an issue of notes (the “Notes”) mandatorily convertible into new and/or existing shares of the Company (the “Shares”), excluding the preferential subscription rights of the shareholders, for a nominal amount of 1,500 million euros (the “Issue”). The Notes, which have a 3 year maturity, will be issued by Telefónica Participaciones, S.A.U. (the “Issuer”) and guaranteed by the Company. The Issue will be coordinated by BofA Merrill Lynch, Goldman Sachs International, Morgan Stanley & Co. International plc and UBS Limited acting as Joint Lead Managers and Joint Bookrunners (the “Joint Bookrunners”).

The main terms and conditions of the Issue, which will be governed by English law, are the following:

1.	The nominal amount of the Issue is 1,500 million euros.

2.	The Issue is directed exclusively at qualified investors.

3.	The Notes, which will mature on 25 September 2017 (the “Maturity Date”) will be subordinated, with a nominal value of 100,000 euros and will be issued at a price equal to 100% of the nominal value.

4.	The Notes will be mandatorily converted into new and/or existing Shares on the Maturity Date; however, the Notes could be converted at the option of the Noteholders or the Issuer at anytime from the 41st day after the Issue Date up to the 25th trading day prior to the Maturity Date. In addition, the Notes will be convertible upon the occurrence of specified special events, in each case under different conditions and in accordance with the terms and conditions of the Notes.

5.	The Notes will accrue a fixed interest in the range of 4.50% and 5% per annum, payable annually in arrears.

6.	The conversion prices shall include a premium which will be set on the basis of the sale price of an accelerated bookbuilding process of shares to be conducted by the Joint Bookrunners on behalf of the subscribers of the Notes to hedge their position, without the involvement of the Company. The shares to be allocated for those purposes will be borrowed from the market.

7.	The accelerated bookbuilding of the Issue by the Joint Bookrunners will commence upon publication of this relevant event and is expected to end tomorrow. The final aggregate nominal amount, interest rate and minimum and maximum conversion prices will be announced following the completion of the bookbuilding process by means of a separate relevant event.

8.	Settlement of the Notes is expected to occur on 24 September 2014 (the “Issue Date”), provided the conditions foreseen for the same in the subscription agreement for the Notes (the “Subscription Agreement”) that the Issuer and the Company have signed with the Joint Bookrunners are met.

9.	The Issuer and the Company have agreed to a lock-up from the date hereof and ending 90 days after the Issue Date (both dates inclusive) pursuant to which they will undertake not to carry out any issue, offer or sale of Shares or any other securities convertible into and/or exchangeable for Shares, subject to certain exceptions.

10.	The proceeds from the Issue will be used for general corporate purposes, including the financing of the acquisition of E-Plus (as already communicated).

11.	The Company intends to seek a listing of the Notes on a secondary market.

Madrid, 10 September 2014

Disclaimer

THIS DOCUMENT IS NOT FOR GENERAL DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW. THIS DOCUMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THIS DOCUMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE “US SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OF BENEFIT OF, ANY US PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: September 10, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors